SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1	June 12, 2006 Press Release Announcing that Futuremedia was Granted Continued Listing by the Nasdaq Listing Qualifications Panel.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-134835), Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public limited company

By: /s/ Leonard M. Fertig
Leonard M. Fertig
Chief Executive Officer

Date: June 12, 2006

Exhibit 1

FUTUREMEDIA GRANTED CONTINUED LISTING BY THE NASDAQ LISTING QUALIFICATIONS PANEL

- Schedules Investor Conference Call for June 29 -
- Announces Results of Annual General Meeting -

BRIGHTON, England - June 12, 2006 - Futuremedia plc (NasdaqCM: FMDAY), a leading European learning communications provider, announced today that it has been granted unconditional continued listing on The Nasdaq Capital Market.

Futuremedia received notification after close of business on June 9, 2006, that the Nasdaq Listings Qualifications Panel determined that the Company is in compliance with all Nasdaq Marketplace Rules and therefore approved the continued listing of Futuremedia's securities on The Nasdaq Capital Market.

The Company also announced today that it will host a conference call on June 29, 2006, to provide initial fiscal 2007 guidance and update investors on recent acquisitions and the strategic direction of the company.

Futuremedia’s management will host the conference call at 3 p.m. U.K. time (10 a.m. Eastern Time) on Thursday, June 29, 2006. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-633-6740 in the United States and internationally ten minutes before the stated start time and reference pass code 7503652. The call will also be broadcast live on the Investor Relations portion of the company’s Web site located at www.futuremedia.co.uk.

A replay of the conference call will be available through July 13, 2006, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 7503652. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

In addition, at the 2006 Annual General Meeting on June 8, shareholders approved the election of all nominated Directors and approved all proposed shareholder resolutions. Details about the meeting’s agenda and resolutions are available in the company’s 2005 Annual Report, which can be found at www.futuremedia.co.uk under the investor relations section.

About Futuremedia:
Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button (now part of the Futuremedia group) has 35 years of experience in providing brand communications services to large international organizations.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company's ADSs on Nasdaq; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company's ability to maintain its Nasdaq listing in the future; risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company’s ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs and the recent announcement by the British government that it has terminated its initiative); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.
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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
 info_db@mac.com